Filed by Entergy Corporation

	Pursuant to Rule 425 under the Securities Act of 1933

	      And deemed filed pursuant to Rule 14a-12
	       Of the Securities Exchange Act of 1934

		Subject Company: Entergy Corporation
		     Commission File No. 1-11299



Letter to Entergy Shareholders


               [Letterhead of Entergy Corporation]



                           November 29, 2000

Dear Entergy Shareholders:

Recently, you should have received a proxy statement/prospectus providing details on Entergy Corporation's proposed merger with FPL Group, Inc. Enclosed with the proxy statement was a voting card with instructions on how to vote by phone, internet, mail or in person.

                  Your Vote Is Very Important To Us!

By voting FOR the merger, you will help us create the largest electric utility in the nation, with 6.3 million customers and more than 48,000 megawatts of generating capacity. The new company also will include a sizable unregulated energy group with leadership positions in electricity generation and energy marketing and trading. We believe that the combined entity will have the scope, scale and resources that will be critical to achieving success in the changing energy marketplace, which will lead to enhanced shareholder value.

                     Information On Your Dividends

One  of  the  most  frequently  asked questions  we've  received  from shareholders since the proposed merger was announced is "What will happen to my dividends?" I'd like to assure you that dividends to Entergy shareholders are NOT expected to decrease as a result of the merger. An example is provided to demonstrate that Entergy shareholders are expected to receive approximately the same amount of dividends they receive today, if the merger is approved:

   Assume an Entergy shareholder currently owns 1,000 shares of Entergy Corporation common stock. Given Entergy's current annual dividend of $1.26 per year, this shareholder receives $1,260 of dividends per year:

     1,000 shares of Entergy x $1.26 per share per year = $1,260 per year

   Assuming the merger is approved, this shareholder will  receive
   0.585 of a share of the merged company for each share of Entergy stock currently owned. As a result, this shareholder's holdings in the merged company will be 585 shares:

    1,000 shares of Entergy  x 0.585 exchange ratio = 585 shares of merged company

   Dividends of the merged company are expected to be set at the level of the FPL Group annual dividend in effect at the time of the merger. Assuming the merged company paid FPL Group's current dividend of $2.16 per share, this shareholder would receive $1,263.60 per year:

      585 shares of merged company x $2.16 per share per year =
                         $1,263.60 per year

    Dividends paid by the merged company are expected to provide approximately the same level of dividend income to Entergy shareholders that they currently receive.

Please read the joint proxy statement/prospectus dated November 7, 2000 for more information on the merger. You may obtain a free copy of the joint proxy statement/prospectus and other documents incorporated by reference in it from the following address: Entergy Corporation, 639 Loyola Avenue, New Orleans, LA 70113, Attention:
Christopher T. Screen, 504-576-4212. If you have any questions, you may also call our proxy solicitor, Morrow & Co., Inc., at 800-662-5200.

I   enthusiastically  join  with  Entergy's  Board  of  Directors   in
recommending that you vote FOR the approval of the merger.

Sincerely,

/s/ J. Wayne Leonard

J. Wayne Leonard
Chief Executive Officer